AB 9/10

SECURITI[ES AND EXCHANGE COMMISSIO]N

13026085

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12525

SEC MAIL PROCESSING RECEIVED AUG 29 2013 WASHINGTON, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alexander Investment Services, Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Lily Creek Road, #101
(No. and Street)

Louisville, (City) KY (State) 40243-2808 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MountJoy, Chilton, Medley, LLP
(Name – *if individual, state last, first, middle name*)

2600 Meidinger Tower, 462 S. Fourth Street, Louisville, KY 40202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 9/11/13

OATH OR AFFIRMATION

I, Gerald A. Wells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alexander Investment Service Company, as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me this 20th day of August, 2013.

Charla Raap

Notary Public

My Commission Expires: January 7, 2017

Signature

Sec / Treasurer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alexander Investment Services, Co.

Financial Statements

Years Ended June 30, 2013 and 2012

Alexander Investment Services, Co.

Table of Contents
Years Ended June 30, 2013 and 2012

CPAs & Advisors

Independent Auditor's Report

To the Board of Directors of
Alexander Investment Services, Co.

Report on the Financial Statements

We have audited the accompanying financial statements of Alexander Investment Services, Co., which comprise the statements of financial condition as of June 30, 2013 and 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

an independent member of
BAKER TILLY
INTERNATIONAL

Mountjoy Chilton Medley LLP
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
P 502.749.1900 | F 502.749.1900
888.587.1719 | www.mcmcpa.com

Kentucky
Indiana
Ohio

Independent Auditor's Report on Financial Statements (Continued)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Investment Services, Co. as of June 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule 1 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Mountjoy Chilton Medley LLP

Louisville, KY
August 27, 2013

Alexander Investment Services, Co.
Statements of Financial Condition
June 30, 2013 and 2012

	2013	2012
Assets		
Cash and cash equivalents	$ 41,907	$ 54,733
Accounts receivable	400	3,709
Accrued commissions	13,743	18,466
Securities owned, at fair value	45,482	38,989
Property and office equipment, net	10,789	19,349
Security deposit	3,300	3,300
Federal income tax receivable	2,561	-
Other assets	10,985	25,552
Total Assets	$ 129,167	$ 164,098
Liabilities and Stockholders' Equity		
Accounts payable	$ 1,231	$ 123
Deferred tax liability, net	238	757
Accrued expenses and other payables	33,771	49,184
Total Liabilities	35,240	50,064
Stockholders' Equity:		
Capital stock, common, no par value; authorized 100,000 shares, 60,000 issued and 50,000 outstanding shares	1,000	1,000
Additional paid-in capital	68,882	68,882
Treasury stock at cost, 10,000 shares	(78,690)	(78,690)
Retained earnings	102,735	122,842
Total Stockholders' Equity	93,927	114,034
Total Liabilities and Stockholders' Equity	$ 129,167	$ 164,098

See accompanying notes.

Alexander Investment Services, Co.
Statements of Operations
Years Ended June 30, 2013 and 2012

	2013	2012
Revenues:		
Commissions	$ 2,817,680	$ 2,609,678
Retirement plan fees	65,330	89,316
Interest and dividends	984	760
Securities gains, net	5,528	585
Total Revenues	2,889,522	2,700,339
Expenses:		
Officers' compensation	1,460,343	1,580,877
Salaries, wages, and commissions	1,123,868	795,154
Payroll taxes	29,586	27,600
Insurance	44,658	47,112
Employee retirement plan	37,000	33,000
Depreciation	13,206	13,850
Rent	49,135	47,595
Office supplies	41,339	48,804
Telephone	15,056	16,412
Consulting	22,676	31,044
Regulatory fees	22,870	26,495
Other expenses	52,972	36,299
Total Expenses	2,912,709	2,704,242
Net Loss before Income Taxes	(23,187)	(3,903)
Income Taxes		
Current benefit (expense)	2,561	(4,505)
Deferred benefit	519	5,113
	3,080	608
Net Loss	$ (20,107)	$ (3,295)

See accompanying notes.

Alexander Investment Services, Co.
Statements of Changes in Stockholders' Equity
Years Ended June 30, 2013 and 2012

	Common Stock		Additional Paid-in	Retained	Treasury	
	Shares	Amount	Capital	Earnings	Stock	Total
Balances at June 30, 2011	50,000	$ 1,000	$ 68,882	$126,137	$(78,690)	$117,329
Net loss	-	-	-	(3,295)	-	(3,295)
Balances at June 30, 2012	50,000	1,000	68,882	122,842	(78,690)	114,034
Net loss	-	-	-	(20,107)	-	(20,107)
Balances at June 30, 2013	50,000	$ 1,000	$ 68,882	$102,735	$(78,690)	$ 93,927

See accompanying notes.

Alexander Investment Services, Co.
Statements of Cash Flows
Years Ended June 30, 2013 and 2012

	2013	2012
Operating Activities		
Net Loss	$ (20,107)	$ (3,295)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation	13,206	13,850
Securities gains, net	(5,528)	(585)
Deferred income tax	(519)	(5,113)
Decrease (increase) in assets:		
Accounts receivable	3,309	2,963
Accrued commissions	4,723	20,534
Other assets	14,567	(14,650)
Federal income tax receivable	(2,561)	-
(Decrease) increase in liabilities:		
Accounts payable	1,108	(2,424)
Accrued expenses and other payables	(15,413)	231
Net Cash (Used in) Provided by Operating Activities	(7,215)	11,511
Investing Activities		
Additions to property and office equipment	(4,646)	(4,214)
Sales of marketable securities	30,087	-
Purchases of marketable securities	(31,052)	(738)
Net Cash Used in Investing Activities	(5,611)	(4,952)
Net (Decrease) Increase in Cash and Cash Equivalents	(12,826)	6,559
Cash and Cash Equivalents, Beginning of Year	54,733	48,174
Cash and Cash Equivalents, End of Year	$ 41,907	$ 54,733

See accompanying notes.

Alexander Investment Services, Co.
Notes to Financial Statements
June 30, 2013 and 2012

Note A - Nature of Organization

Alexander Investment Services, Co. (the Company), a Kentucky corporation, is a financial services firm providing investment services, retirement plan designs, financial advisory and management consulting services to individual and commercial clients primarily in Kentucky and Indiana. The Company is registered as a broker-dealer with the Financial Industry Regulatory Authority (FINRA).

Note B - Significant Accounting Policies

The following is a summary of the significant accounting policies of the Company:

1. Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative accounting technical literature for nongovernmental entities.

2. Cash and Cash Equivalents: For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

3. Securities Owned: Securities owned consist of mutual funds that are publicly offered and valued on a securities exchange or independent publicly quoted market. All investments are recorded on a trade date basis. Investments are valued at the last trade price.

4. Investment Income: Interest income is recorded on the accrual basis and dividend income is recognized on the ex-dividend date. Capital gains and losses are calculated on an identified cost basis.

5. Accounts Receivable: Management has determined that no provisions for uncollectible accounts receivable are necessary at June 30, 2013 and 2012.

6. Commission Revenue: Commission revenue is recognized when the Company is contractually entitled to receive the income from the securities provider.

7. Property and Office Equipment: Property and office equipment are stated at cost less accumulated depreciation. A combination of accelerated methods and the straight-line method has been used to calculate depreciation as applicable to each asset. Furniture is depreciated over a 5-7 year useful life and office equipment is depreciated over a 3-5 year useful life.

8. Recent Accounting Pronouncements: In May 2011, the FASB issued Accounting Standards Update No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for nonpublic entities for annual reporting periods beginning after December 15, 2011. The Company has determined that the guidance did not have a material effect on its financial statements.

9. Fair Value Measurements: The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Note B - Significant Accounting Policies (Continued)

10. Income Taxes: The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The ASC standards also require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach.

    The Company's policy for interest and penalties on material uncertain tax positions recognized in the financial statements is to classify these as interest expense and operating expense, respectively. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures.

    Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company is generally not subject to federal, state, or local income tax examinations for taxable years prior to June 30, 2010.

11. Use of Estimates: The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States which requires management to make estimates and assumptions that may affect the reported amounts in the financial statements and the notes to financial statements. Actual results could differ from those estimates.

12. Subsequent Events: Subsequent events for the Company have been considered through the date of the Independent Auditor's Report which represents the date the financial statements were available to be issued.

Note C - Property and Office Equipment

Property and office equipment at June 30, 2013 and 2012 are summarized as follows:

	2013	2012
Furniture	$ 17,510	$ 17,510
Office equipment	195,040	190,394
	212,550	207,904
Less accumulated depreciation	201,761	188,555
	$ 10,789	$ 19,349

Note D - Financial Instruments

The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 inputs are observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

- Level 3 inputs are unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2013.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2013
Assets				
Mutual funds	$ 45,482	$ -	$ -	$ 45,482

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2012.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2012
Assets				
Mutual funds	$ 38,989	$ -	$ -	$ 38,989

There were no transfers between Levels 1 and 2 for the years ended June 30, 2013 and 2012.

Note E - Retirement Plan

The Company offers a Profit Sharing Plan for all eligible employees. The Company's expense of funding this plan was $37,000 and $33,000 for the years ended June 30, 2013 and 2012, respectively.

The Profit Sharing Plan is a safe harbor plan requiring Company contributions of three percent of each eligible employee's compensation.

Note F - Income Taxes

Income tax benefit attributable to net loss before income taxes for the years ended June 30, 2013 and 2012 consists of:

	2013	2012
Current Benefit (Expense)		
Federal	$ 2,561	$ (3,406)
State and local	-	(1,099)
	2,561	(4,505)
Deferred Income Tax Benefit		
Federal	519	5,113
Total Income Tax Benefit	$ 3,080	$ 608

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As such, a valuation allowance was not considered necessary at June 30, 2013 and 2012.

Income tax benefit attributable to earnings before income taxes differs from the amounts computed by applying the expected effective U.S. Federal income tax rate of 15% to earnings before income taxes as a result of the following:

	2013	2012
Tax Benefit (Expense) at Expected Statutory federal rate	$ 3,478	$ 586
Nondeductible expenses	(1,308)	(730)
Capital loss used	646	-
State taxes and other	264	752
	$ 3,080	$ 608

Note F - Income Taxes (Continued)

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability consists of the following as of June 30, 2013 and 2012:

	2013	2012
Deferred Tax Asset:		
Adjustment to cash basis on income tax return	$ 2,105	$ 3,083
	2,105	3,083
Deferred Tax Liabilities:		
Depreciation	(923)	(2,252)
Unrealized gain on investments	(1,420)	(1,588)
	(2,343)	(3,840)
Net Deferred Tax Liability	$ (238)	$ (757)

The Company has a net operating loss carryforward for Kentucky income tax purposes of $17,269. No tax benefit has been recognized on this due to realizability. If unused by 2033 the carryforward will expire.

Note G - Lease Commitments

The Company leases office space in Louisville, Kentucky under an operating lease agreement that expires July 31, 2013. In addition, the Company has entered into a lease agreement effective July 15, 2013, with Roy's Boys, LLC, a related party sharing some common ownership. The lease is for three years, and ends on June 30, 2016, with an option to extend the lease for an additional three years on the same terms. The premises leased are approximately 3000 square feet, and the rent is $3,125 per month. The Company also leases office space in Harlan, Kentucky under a month-to-month lease. Rent expense was $49,135 and $47,595 for the years ended June 30, 2013 and 2012, respectively.

Future minimum lease payments under the operating lease at June 30 are as follows:

2014	$ 39,238
2015	37,500
2016	37,500
	$ 114,238

Note H - Risks and Concentrations

Approximately 67% of the Company's total commissions is generated from one securities provider. Should the Company or the securities provider seek to terminate their relationship, the Company represents that other providers are readily available to provide the necessary services.

A significant portion of the Company's business is for customers in Kentucky and Indiana. Accordingly, the occurrence of any adverse economic conditions or an adverse regulatory climate in either of these states could have a material adverse effect on the Company's business, although no such conditions have been encountered in the past.

The Company maintains its cash at various financial institutions. The balance at times, may exceed federal insured limits.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the statements of operations.

Note I - Expense Sharing Agreement

The Company participated in the TD Ameritrade Institutional Additional Services Program during the years ended 2013 and 2012. As part of the program, TD Ameritrade will pay a maximum of $40,000 towards the purchase of portfolio management and services software on behalf of the Company. This credit offsets annual maintenance for portfolio management and record keeping services. Both the expense and the credit from TD Ameritrade are recorded in consulting expenses.

Note J - Net Capital Rule

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements. At June 30, 2013 and 2012, the Company had net capital of $59,070 and $54,848, respectively. The Company's ratio of aggregate indebtedness to net capital for these same time periods was 0.5966 and 0.9128.

In addition, there were no liabilities subordinated to general creditors during the years ended June 30, 2013 or 2012.

Note K - Focus Report Reconciliation

There were no material differences between the accompanying financial statements and the financial statements filed by the Company on Securities and Exchange Commission Form X-17a-5 (FOCUS report) as of June 30, 2013 and 2012.

Supplementary Information

Alexander Investment Services, Co.
Schedule 1
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Statement Regarding Liabilities Subordinated to General Creditors
As of June 30, 2013

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2013 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

	2013
Aggregate Indebtedness	$ 35,240
Net Capital:	
Stockholders' equity	$ 93,927
Nonallowable Assets:	
Property and office equipment, net	(10,789)
Accounts receivable	(400)
Other assets	(16,846)
Net Capital	65,892
Haircuts on Securities:	
Money market funds	-
Other securities	(6,822)
Undue concentration	-
Net Capital	$ 59,070
Ratio of Aggregate Indebtedness to Net Capital	0.5966

In addition, there are no liabilities subordinated to general creditors as of June 30, 2013.

CPAs & Advisors

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors of
Alexander Investment Services, Co.

In planning and performing our audit of the financial statements and supplementary information of Alexander Investment Services, Co. (the Company), as of and for the years ended June 30, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Mountjoy Chilton Medley LLP
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
P 502.749.1900 | F 502.749.1900
888.587.1719 | www.mcmcpa.com

Kentucky
Indiana
Ohio

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) (Continued)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
August 27, 2013

Alexander Investment Services, Co.

June 30, 2012

Mountjoy
Chilton
Medley LLP

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Alexander Investment Services, Co.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended June 30, 2012, which were agreed to by Alexander Investment Services, Co. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for Alexander Investment Services, Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
August 22, 2012

Alexander Investment Services, Co.

TABLE OF CONTENTS

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 6/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

012525 FINRA JUN
ALEXANDER INVESTMENT SERVICES CO
12701 TOWNEPARK WAY STE 303
LOUISVILLE KY 40243-2387

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

GERALD A. WELLS 502-736-1340

2. A. General Assessment (item 2e from page 2) $ 1016

B. Less payment made with SIPC-6 filed (exclude interest) (495)
1-24-13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 521

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 521

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 521

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALEXANDER INVESTMENT SERVICES
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 12TH day of AUGUST, 20 13

SEC/TREAS
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2012 and ending 6/30/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2890041
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2412969
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	5,527
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): RETIREMENT PLAN ADMINISTRATION (Deductions in excess of $100,000 require documentation)	65,330
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2483826
2d. SIPC Net Operating Revenues	$ 406215
2e. General Assessment @ .0025	$ 1016

(to page 1, line 2.A.)